  May 20, 2014

Two Roads Shared Trust

c/o Andrew Rogers, President

80 Arkay Drive

Hauppauge, NY 11788

Re: Management Fee Waiver for the Modern Technology Fund

Dear Mr. Rogers:

This will confirm the agreement between Two Roads Shared Trust (the “Trust”) on behalf of the Modern Technology Fund and ES Capital Advisors, LLC (the “Adviser”), as follows:

1.

Pursuant to an Investment Advisory Agreement dated May 20, 2014 (the “Advisory Agreement”) between the Trust and the Adviser, the Trust has retained the Adviser to provide the Fund with investment advisory services. Pursuant to the Advisory Agreement, the Fund pays to the Adviser an advisory fee at an annual rate of 1.50% of the Fund’s average daily net assets (the “Advisory Fee”).

2.

The Board of the Trust has approved the Advisory Agreement with the Adviser, subject to shareholder approval, on May 20, 2014.  The Fund will seek shareholder approval of the Advisory Agreement as soon as practicable.

3.

As you are aware, the Adviser has represented that it contractually agrees to waive a portion of its Advisory Fee for the benefit of the Fund.

4.

The Adviser hereby agrees, as of the date hereof, to waive or limit its Advisory Fee so that such Advisory Fee, on an annual basis, does not exceed 1.40% of the Fund’s average daily net assets.

5.

This Agreement shall become effective on the date the Fund’s registration statement becomes effective, and subject to shareholder approval of the Advisory Agreement, shall remain in effect for one year following the effectiveness of the Fund’s registration statement.  This Agreement can only be terminated upon the approval of the Board of Trustees of the Trust or by the Adviser upon 60 days’ written notice to the Trust.

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Sincerely,

By:  /s/ David J. Morton

Name: David J. Morton

Director

ES Capital Advisors, LLC

Approved and accepted on behalf of the Fund:

/s/ Andrew Rogers

Andrew Rogers

President

Two Roads Shared Trust